UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     November 13, 2014

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2014 <Under Japanese GAAP>	November 13, 2014

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 28, 2014

Dividend payment date: December 3, 2014

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been omitted.

1.	Consolidated financial results (for the six months ended September 30, 2014)
(1)	Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Net income
	Six months ended September 30, 2014	¥ 2,360,297	(0.1)%	¥ 780,526	(6.6)%	¥ 479,548	(5.2)%
	Six months ended September 30, 2013	2,363,065	14.3	835,926	78.5	505,709	52.8
Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2014: ¥791,814 million [(2.4)%] (b) for the six months ended September 30, 2013: ¥811,584 million [209.6%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

		Net income per share		Net income per share (Diluted)
	Six months ended September 30, 2014	¥ 350.73		¥ 350.54
	Six months ended September 30, 2013	370.46		370.28

(2) Financial position
					(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	September 30, 2014	¥ 171,903,603		¥ 9,667,190		4.6%
	March 31, 2014	161,534,387		9,005,019		4.5

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2014: ¥7,938,297 million (b) as of March 31, 2014: ¥7,279,186 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen	)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2014	¥ –	¥ 55	¥ –	¥ 65	¥ 120
Fiscal year ending March 31, 2015	–	60
Fiscal year ending March 31, 2015 (Forecast)			–	70	130

Note:	Dividend forecast which was announced in May 2014 is revised.

3. Earnings forecast (for the fiscal year ending March 31, 2015)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2015	¥1,200,000	(16.2)%	¥700,000	(16.2)%	¥ 511.97

Notes:	1.	Earnings forecast which was announced in May 2014 is revised.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.
	3.	Forecasted net income per share = Forecasted net income / Number of common stocks at the end of period (excluding treasury stocks)

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4.Others” (page3).

(3) Number of shares issued (common stock)

	As of September 30, 2014	As of March 31, 2014
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,796,611 shares	46,781,669 shares

	Six months ended September 30, 2014	Six months ended September 30, 2013
(c) Average number of shares issued in the period	1,367,266,709 shares	1,365,087,866 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2014)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Net income per share
Six months ended

September 30, 2014	¥ 352,060	369.1%	¥ 334,995	440.1%	¥ 330,099	459.9%	¥ 330,097	459.9%	¥ 234.10

September 30, 2013	75,042	67.6	62,020	91.1	58,957	104.9	58,955	104.9	41.81

Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase from the same period in the previous fiscal year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
September 30, 2014	¥ 6,849,310	¥ 4,892,375	71.4%

March 31, 2014	6,279,799	4,653,766	74.1

Note:	Stockholders’ equity:
(a) as of September 30, 2014: ¥4,890,510 million (b) as of March 31, 2014: ¥4,652,131 million

Note on interim audit procedures:

This report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of the interim consolidated financial statements and interim non-consolidated financial statements have not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial Results for the six months ended September 30, 2014 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (SMFG) reports the financial results for the six months ended September 30, 2014.

1. Consolidated operating results

In the six months ended September 30, 2014, gross profit decreased by ¥59.9 billion year-on-year to ¥1,450.1 billion. This was mainly due to a decrease in profit of SMBC Nikko Securities, Inc. and SMBC Friend Securities Co., Ltd. impacted by a slow growth in income from investment trusts sales and equity commissions.

General and administrative expenses increased by ¥23.6 billion year-on-year to ¥804.3 billion, due mainly to expenditures by SMBC aimed at strengthening its overseas business platform.

Total credit cost decreased by ¥49.2 billion year-on-year to a net reversal of ¥88.8 billion. This was mainly due to our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥53.0 billion, a decrease of ¥7.5 billion year-on-year, mainly due to a decrease in gains from sales of stocks.

Finally, ordinary profit decreased by ¥55.4 billion year-on-year to ¥780.5 billion, and net income decreased by ¥26.2 billion year-on-year to ¥479.5 billion.

Consolidated	(Billions of yen)

	Six months ended September 30, 2014	Change from the six months ended September 30, 2013	Fiscal year ended March 31, 2014 (reference)
Gross profit	¥ 1,450.1	¥ (59.9)	¥ 2,898.2
General and administrative expenses	(804.3)	(23.6)	(1,569.9)
Net business profit	645.9	(91.6)	1,338.5
Total credit cost	88.8	49.2	49.1
Gains (losses) on stocks	53.0	(7.5)	89.2
Ordinary profit	780.5	(55.4)	1,432.3
Net income	479.5	(26.2)	835.4

SMBC, non-consolidated
Gross banking profit	¥ 827.8	¥ 6.0	¥ 1,558.1
Expenses (excluding non-recurring losses)	(386.9)	(18.3)	(745.7)
Banking profit *	440.9	(12.3)	812.4
Total credit cost	124.2	45.9	123.9
Gains (losses) on stocks	48.2	(28.3)	106.4
Ordinary profit	592.5	68.9	952.5
Net income	408.2	78.0	605.3

 * Before provision for general reserve for possible loan losses

2. Consolidated financial position

As of September 30, 2014, SMFG’s total assets were ¥171,903.6 billion, an increase of ¥10,369.2 billion compared with March 31, 2014. Net assets increased by ¥662.2 billion to ¥9,667.2 billion compared with March 31, 2014.

Deposits increased by ¥774.8 billion to ¥95,106.8 billion compared with March 31, 2014. Loans and bills discounted increased by ¥2,333.0 billion to ¥70,560.6 billion.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥100.7 billion to ¥1,272.6 billion compared with March 31, 2014. Primarily due to this, the non-performing loan ratio decreased by 0.19 percentage point compared with March 31, 2014 to 1.55%.

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated earnings forecasts

The consolidated earnings forecast announced on May 14, 2014 has been revised as follows mainly due to an expected decrease in total credit cost of SMBC.

Ordinary profit	¥ 1,200 billion	(increase of ¥90 billion from the previous forecast)
Net income	700 billion	(increase of ¥20 billion from the previous forecast)

4. Others

(1) Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard for Retirement Benefits and related guidance

SMFG has adopted Paragraph 35 of “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, “Accounting Standard”) and Paragraph 67 of “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, “Guidance”) from the beginning of the six months ended September 30, 2014. Accordingly, SMFG has reviewed its calculation methods for the projected benefit obligation and service cost, and changed the method for attributing the expected benefit to periods of service from a straight-line basis to a benefit formula basis.

The Accounting Standard and Guidance are applied in accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard. The effect, arising from the change in calculation method for the projected benefit obligation and service cost, is reflected in retained earnings as of the beginning of the six months ended September 30, 2014.

As a result, net defined benefit asset increased by ¥49,052 million, net defined benefit liability decreased by ¥3,646 million and retained earnings increased by ¥35,459 million as of the beginning of the six months ended September 30, 2014. The effect of these changes on profit and loss for the six months ended September 30, 2014 is considered to be immaterial.

(2) Changes in accounting policies due to reasons other than above (1)

Revision of Accounting Standard for Business Combinations and related rules

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7) and other related standards and implementation guidance were revised on September 13, 2013, and became effective from fiscal years beginning on or after April 1, 2014. SMFG has prospectively adopted these revised accounting standards and implementation guidance from the beginning of the six months ended September 30, 2014 (excluding the provisions defined in Paragraph 39 of Accounting Standard for Consolidated Financial Statements), in accordance with the transitional treatment set forth in Paragraph 58-2 (4) of Accounting Standard for Business Combinations, Paragraph 44-5 (4) of Accounting Standard for Consolidated Financial Statements, and Paragraph 57-4 (4) of Accounting Standard for Business Divestitures.

In accordance with these revisions, SMFG’s accounting policies have been changed as follows:

-

the difference arising from a change in SMFG’s ownership interest in a subsidiary over which SMFG continues to have control is recognized in capital surplus, and acquisition costs are expensed in the period incurred, and

-

for a business combination occurring on or after April 1, 2014, an adjustment to the provisional amount arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the interim consolidated financial statements for the accounting period in which the combination occurs.

The effect of these changes on profit and loss for the six months ended September 30, 2014 is considered to be immaterial.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen

	March 31, 2014	September 30, 2014

Assets:
Cash and due from banks	¥ 32,991,113	¥ 36,435,315
Call loans and bills bought	1,248,235	1,194,366
Receivables under resale agreements	522,860	706,527
Receivables under securities borrowing transactions	3,780,260	5,531,806
Monetary claims bought	3,552,658	3,853,422
Trading assets	6,957,419	7,863,023
Money held in trust	23,120	7,889
Securities	27,152,781	26,243,721
Loans and bills discounted	68,227,688	70,560,645
Foreign exchanges	1,790,406	2,123,155
Lease receivables and investment assets	1,827,251	1,815,050
Other assets	4,181,512	5,420,025
Tangible fixed assets	2,346,788	2,538,991
Intangible fixed assets	819,895	817,522
Net defined benefit asset	119,932	192,230
Deferred tax assets	173,180	151,833
Customers’ liabilities for acceptances and guarantees	6,566,818	7,075,331
Reserve for possible loan losses	(747,536)	(627,255)

Total assets	¥ 161,534,387	¥ 171,903,603

Liabilities:
Deposits	¥ 94,331,925	¥ 95,106,774
Negotiable certificates of deposit	13,713,539	14,634,431
Call money and bills sold	4,112,428	4,401,120
Payables under repurchase agreements	1,710,101	1,374,565
Payables under securities lending transactions	5,330,974	7,943,348
Commercial paper	2,374,051	2,705,530
Trading liabilities	4,779,969	5,327,233
Borrowed money	7,020,841	8,594,460
Foreign exchanges	451,658	602,386
Short-term bonds	1,145,200	1,272,300
Bonds	5,090,894	5,615,399
Due to trust account	699,329	770,424
Other liabilities	4,712,069	6,213,980
Reserve for employee bonuses	69,419	46,010
Reserve for executive bonuses	4,921	—
Net defined benefit liability	45,385	39,695
Reserve for executive retirement benefits	2,004	1,883
Reserve for point service program	20,355	19,971
Reserve for reimbursement of deposits	14,858	11,655
Reserve for losses on interest repayment	190,182	145,889
Reserve under the special laws	771	916
Deferred tax liabilities	103,390	294,843
Deferred tax liabilities for land revaluation	38,276	38,256
Acceptances and guarantees	6,566,818	7,075,331

Total liabilities	152,529,368	162,236,412

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,349	757,087
Retained earnings	3,480,085	3,906,346
Treasury stock	(175,115)	(175,179)

Total stockholders’ equity	6,401,215	6,826,149

Net unrealized gains (losses) on other securities	949,508	1,163,113
Net deferred gains (losses) on hedges	(60,946)	(43,870)
Land revaluation excess	35,749	35,622
Foreign currency translation adjustments	27,239	23,534
Remeasurements of defined benefit plans	(73,579)	(66,252)

Total accumulated other comprehensive income	877,971	1,112,147

Stock acquisition rights	1,791	2,040
Minority interests	1,724,041	1,726,853

Total net assets	9,005,019	9,667,190

Total liabilities and net assets	¥ 161,534,387	¥ 171,903,603

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30,	2013	2014
Ordinary income	¥ 2,363,065	¥ 2,360,297
Interest income	936,209	943,690
Interest on loans and discounts	617,370	644,297
Interest and dividends on securities	220,251	185,367
Trust fees	1,082	1,413
Fees and commissions	562,854	530,479
Trading income	120,182	108,476
Other operating income	571,952	589,036
Other income	170,785	187,200
Ordinary expenses	1,527,138	1,579,770
Interest expenses	155,930	180,057
Interest on deposits	50,391	59,501
Fees and commissions payments	72,735	69,009
Trading losses	—	24,107
Other operating expenses	453,639	449,829
General and administrative expenses	780,639	804,257
Other expenses	64,193	52,509

Ordinary profit	835,926	780,526

Extraordinary gains	1,344	198
Extraordinary losses	3,136	2,719

Income before income taxes and minority interests	834,134	778,005

Income taxes-current	185,385	171,702
Income taxes-deferred	74,654	70,152

Income taxes	260,039	241,855

Income before minority interests	574,095	536,150

Minority interests in net income	68,385	56,602

Net income	¥ 505,709	¥ 479,548

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30,	2013	2014
Income before minority interests	¥ 574,095	¥ 536,150
Other comprehensive income	237,489	255,664
Net unrealized gains (losses) on other securities	175,203	217,794
Net deferred gains (losses) on hedges	(27,368)	16,602
Foreign currency translation adjustments	100,023	16,463
Remeasurements of defined benefit plans	—	7,424
Share of other comprehensive income of affiliates	(10,369)	(2,620)

Total comprehensive income	811,584	791,814

Comprehensive income attributable to shareholders of the parent	712,598	713,850
Comprehensive income attributable to minority interests	98,985	77,964

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2013	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 758,630	¥ 2,811,474	¥ (227,373)	¥ 5,680,627
Adjustment due to changes in accounting policies as a result of revisions to accounting standards			(168)		(168)
Changes in the period
Cash dividends			(94,771)		(94,771)
Net income			505,709		505,709
Purchase of treasury stock				(332)	(332)
Disposal of treasury stock		(281)		52,750	52,468
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(1)		(1)
Decrease due to decrease in subsidiaries			(5)		(5)
Reversal of land revaluation excess			3,246		3,246
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(281)	414,178	52,417	466,313

Balance at the end of the period	¥ 2,337,895	¥ 758,348	¥ 3,225,484	¥ (174,955)	¥ 6,146,773

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2013	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Total
Balance at the beginning of the period	¥ 755,753	¥ (32,863)	¥ 39,129	¥ (97,448)	¥ 664,570
Adjustment due to changes in accounting policies as a result of revisions to accounting standards
Changes in the period
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	171,893	(28,029)	(3,246)	63,024	203,642

Net changes in the period	171,893	(28,029)	(3,246)	63,024	203,642

Balance at the end of the period	¥ 927,647	¥ (60,893)	¥ 35,882	¥ (34,423)	¥ 868,212

	Millions of yen
Six months ended September 30, 2013	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the period	¥ 1,260	¥ 2,096,760	¥ 8,443,218
Adjustment due to changes in accounting policies as a result of revisions to accounting standards		802	634
Changes in the period
Cash dividends			(94,771)
Net income			505,709
Purchase of treasury stock			(332)
Disposal of treasury stock			52,468
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(1)
Decrease due to decrease in subsidiaries			(5)
Reversal of land revaluation excess			3,246
Net changes in items other than stockholders’ equity in the period	268	(137,447)	66,463

Net changes in the period	268	(137,447)	532,776

Balance at the end of the period	¥ 1,528	¥ 1,960,115	¥ 8,976,629

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2014	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 758,349	¥ 3,480,085	¥ (175,115)	¥ 6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the period
Cash dividends			(88,872)		(88,872)
Net income			479,548		479,548
Purchase of treasury stock				(70)	(70)
Disposal of treasury stock		1		5	7
Changes in shareholders interest due to transaction with minority interests		(1,263)			(1,263)
Increase due to increase in subsidiaries			6		6
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(2)		(2)
Decrease due to decrease in subsidiaries			(5)		(5)
Reversal of land revaluation excess			126		126
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(1,261)	390,801	(64)	389,475

Balance at the end of the period	¥ 2,337,895	¥ 757,087	¥ 3,906,346	¥ (175,179)	¥ 6,826,149

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2014	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥ 949,508	¥ (60,946)	¥ 35,749	¥ 27,239	¥ (73,579)	¥ 877,971
Cumulative effects of changes in accounting policies
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971
Changes in the period
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders interest due to transaction with minority interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	213,605	17,075	(126)	(3,704)	7,326	234,176

Net changes in the period	213,605	17,075	(126)	(3,704)	7,326	234,176

Balance at the end of the period	¥ 1,163,113	¥ (43,870)	¥ 35,622	¥ 23,534	¥ (66,252)	¥ 1,112,147

	Millions of yen
Six months ended September 30, 2014	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the period	¥ 1,791	¥ 1,724,041	¥ 9,005,019
Cumulative effects of changes in accounting policies		(431)	35,027
Restated balance	1,791	1,723,610	9,040,047
Changes in the period
Cash dividends			(88,872)
Net income			479,548
Purchase of treasury stock			(70)
Disposal of treasury stock			7
Changes in shareholders interest due to transaction with minority interests			(1,263)
Increase due to increase in subsidiaries			6
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(2)
Decrease due to decrease in subsidiaries			(5)
Reversal of land revaluation excess			126
Net changes in items other than stockholders’ equity in the period	248	3,243	237,668

Net changes in the period	248	3,243	627,143

Balance at the end of the period	¥ 2,040	¥ 1,726,853	¥ 9,667,190

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated statements of cash flows

	Millions of yen
Six months ended September 30,	2013	2014
Cash flows from operating activities:
Income before income taxes and minority interests	¥ 834,134	¥ 778,005
Depreciation	99,176	105,928
Losses on impairment of fixed assets	1,465	1,047
Amortization of goodwill	12,512	13,213
Equity in (gains) losses of affiliates	(8,105)	(51)
Net change in reserve for possible loan losses	(117,268)	(121,297)
Net change in reserve for employee bonuses	(9,521)	(23,520)
Net change in reserve for executive bonuses	(4,037)	(4,921)
Net change in reserve for employee retirement benefits	(399)	—
Net change in net defined benefit asset and liability	—	(25,094)
Net change in reserve for executive retirement benefits	(757)	(114)
Net change in reserve for point service program	(272)	(384)
Net change in reserve for reimbursement of deposits	(2,404)	(3,202)
Net change in reserve for losses on interest repayment	(57,352)	(44,292)
Interest income	(936,209)	(943,690)
Interest expenses	155,930	180,057
Net (gains) losses on securities	(65,699)	(82,185)
Net (gains) losses from money held in trust	1	(0)
Net exchange (gains) losses	(196,204)	(302,288)
Net (gains) losses from disposal of fixed assets	141	1,328
Net change in trading assets	945,827	(932,713)
Net change in trading liabilities	(751,528)	570,303
Net change in loans and bills discounted	(1,275,595)	(2,252,753)
Net change in deposits	1,010,960	1,095,141
Net change in negotiable certificates of deposit	(143,919)	905,283
Net change in borrowed money (excluding subordinated borrowings)	714,807	1,570,125
Net change in deposits with banks	(583,939)	(215,975)
Net change in call loans and bills bought and others	516,160	(464,994)
Net change in receivables under securities borrowing transactions	(261,962)	(1,751,546)
Net change in call money and bills sold and others	(1,233,604)	(43,142)
Net change in commercial paper	423,689	331,582
Net change in payables under securities lending transactions	(949,764)	2,612,374
Net change in foreign exchanges (assets)	714,351	(327,611)
Net change in foreign exchanges (liabilities)	58,188	137,584
Net change in lease receivables and investment assets	(47,106)	10,596
Net change in short-term bonds (liabilities)	(131,900)	127,100
Issuance and redemption of bonds (excluding subordinated bonds)	234,124	364,110
Net change in due to trust account	38,370	71,095
Interest received	964,532	958,860
Interest paid	(153,396)	(163,738)
Other, net	367,585	19,121

Subtotal	161,011	2,149,341

Income taxes paid	(255,228)	(189,150)

Net cash provided by (used in) operating activities	(94,216)	1,960,190

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen

Six months ended September 30,	2013	2014

Cash flows from investing activities:
Purchases of securities	(10,775,470)	(17,532,587)
Proceeds from sale of securities	20,204,665	14,825,959
Proceeds from redemption of securities	4,873,754	4,135,996
Purchases of money held in trust	(982)	(0)
Proceeds from sale of money held in trust	0	2,721
Purchases of tangible fixed assets	(179,143)	(230,743)
Proceeds from sale of tangible fixed assets	48,605	28,861
Purchases of intangible fixed assets	(55,389)	(68,084)
Proceeds from sale of intangible fixed assets	1	0
Purchases of stocks of subsidiaries	(42)	—
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(152)	(58)

Net cash provided by (used in) investing activities	14,115,846	1,162,064

Cash flows from financing activities:
Repayment of subordinated borrowings	(15,000)	(5,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	2,284	318,907
Redemption of subordinated bonds and bonds with stock acquisition rights	(209,802)	(185,674)
Dividends paid	(94,733)	(88,840)
Proceeds from contributions paid by minority stockholders	1	—
Repayment to minority stockholders	(181,968)	—
Dividends paid to minority stockholders	(54,444)	(42,495)
Purchases of treasury stock	(332)	(70)
Proceeds from disposal of treasury stock	60,657	7
Purchases of treasury stock by subsidiaries	(3)	—
Proceeds from sale of treasury stock by subsidiaries	106	—
Purchase of shares of subsidiaries not resulting in change in scope of consolidation	—	(1,942)
Proceeds from sale of shares of subsidiaries not resulting in change in scope of consolidation	—	108

Net cash provided by (used in) financing activities	(493,234)	(5,000)

Effect of exchange rate changes on cash and cash equivalents	4,956	67,011

Net change in cash and cash equivalents	13,533,351	3,184,266

Cash and cash equivalents at the beginning of the period	5,202,119	26,993,164
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(52,637)

Cash and cash equivalents at the end of the period	¥18,735,471	¥30,124,793

Sumitomo Mitsui Financial Group, Inc.

(5) Note on the going concern

     Not applicable.

(6) Segment information

      (a) Information on profit and loss amount by reportable segment

Six months ended September 30, 2014	(Millions of yen)

	Commercial Banking
	SMBC
		Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head Office Account	Others	Total
Gross profit	¥827,758	¥262,557	¥185,782	¥166,716	¥210,980	¥1,723	¥132,595	¥960,353
Interest income	586,939	155,801	156,582	106,003	133,296	35,257	81,218	668,158
Non-interest income	240,818	106,756	29,200	60,713	77,684	(33,534)	51,376	292,195
Expenses, etc.	(386,888)	(102,040)	(169,705)	(50,198)	(12,734)	(52,211)	(99,891)	(486,780)
Consolidated net business profit	¥440,869	¥160,517	¥16,077	¥116,518	¥198,246	¥ (50,488)	¥32,703	¥473,573

	Leasing			Securities
	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total	SMBC Nikko Securities Inc.	SMBC Friend Securities Co., Ltd.	Others	Total
Gross profit	¥65,539	¥4,939	¥70,479	¥153,280	¥25,580	¥(1,682)	¥177,177
Interest income	11,022	2,637	13,659	749	708	699	2,157
Non-interest income	54,517	2,302	56,819	152,531	24,871	(2,382)	175,020
Expenses, etc.	(26,449)	(1,240)	(27,689)	(114,868)	(20,145)	(6,488)	(141,503)
Consolidated net business profit	¥39,090	¥3,699	¥42,789	¥38,411	¥5,434	¥(8,171)	¥35,674

	Consumer finance
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	SMBC Consumer Finance Co., Ltd.	Others	Total	Other Business	Grand Total
Gross profit	¥95,442	¥82,689	¥105,692	¥1,255	¥285,078	¥(42,995)	¥1,450,094
Interest income	6,711	13,486	73,446	(5,074)	88,570	(8,911)	763,633
Non-interest income	88,730	69,202	32,245	6,329	196,508	(34,083)	686,460
Expenses, etc.	(72,065)	(61,012)	(47,256)	(8,548)	(188,882)	40,648	(804,206)
Consolidated net business profit	¥23,377	¥21,677	¥58,435	¥(7,293)	¥96,196	¥(2,346)	¥645,887

Notes:
1.	“Sumitomo Mitsui Finance and Leasing Company, Limited” and “SMBC Consumer Finance Co., Ltd.” show consolidated figures of respective companies.
“SMBC Nikko Securities Inc.” represents non-consolidated figures of SMBC Nikko Securities Inc. plus figures of the overseas incorporated securities companies.
“Cedyna Financial Corporation” provides consolidated figures minus figures of immaterial subsidiaries.
2.	“Other Business” includes profit or loss to be eliminated as inter-segment transactions.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2014	(Millions of yen	)
Consolidated net business profit	¥645,887
Other ordinary income (excluding equity in gains of affiliates)	187,149
Other ordinary expenses	(52,509)
Ordinary profit on consolidated statements of income	¥780,526

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated financial statements

    (1) Non-consolidated balance sheets

	Millions of yen
	March 31, 2014	September 30, 2014
Assets:
Current assets
Cash and due from banks	¥ 79,901	¥ 290,612
Other current assets	44,141	76,406

Total current assets	124,042	367,019

Fixed assets
Tangible fixed assets	1	1
Intangible fixed assets	267	263
Investments and other assets	6,155,487	6,482,025
Investments in subsidiaries and affiliates	6,155,487	6,155,487
Long-term loans in subsidiaries and affiliates	—	326,537

Total fixed assets	6,155,756	6,482,290

Total assets	¥ 6,279,799	¥ 6,849,310

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Income taxes payable	17	15
Reserve for employee bonuses	157	170
Reserve for executive bonuses	98	—
Other current liabilities	4,829	9,280

Total current liabilities	1,233,133	1,237,497

Fixed liabilities
Bonds	392,900	719,437

Total fixed liabilities	392,900	719,437

Total liabilities	1,626,033	1,956,934

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,347	24,349

Total capital surplus	1,583,721	1,583,723

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	712,661	951,103

Total retained earnings	743,081	981,523

Treasury stock	(12,566)	(12,631)

Total stockholders’ equity	4,652,131	4,890,510

Stock acquisition rights	1,634	1,864

Total net assets	4,653,766	4,892,375

Total liabilities and net assets	¥ 6,279,799	¥ 6,849,310

Sumitomo Mitsui Financial Group, Inc.

(2) Non-consolidated statements of income

	Millions of yen
Six months ended September 30,	2013	2014
Operating income
Dividends on investments in subsidiaries and affiliates	¥ 68,072	¥ 339,412
Fees and commissions received from subsidiaries	6,970	8,370
Interest on long-term loans from subsidiaries	—	4,277

Total operating income	75,042	352,060

Operating expenses
General and administrative expenses	4,788	4,553
Interest on bonds	8,234	12,512

Total operating expenses	13,022	17,065

Operating profit	62,020	334,995

Non-operating income	78	89
Non-operating expenses	3,141	4,984

Ordinary profit	58,957	330,099

Income before income taxes	58,957	330,099

Income taxes-current	1	1

Income taxes	1	1

Net income	¥ 58,955	¥ 330,097

Sumitomo Mitsui Financial Group, Inc.

(3) Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2013	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,343	¥ 1,583,717	¥ 30,420	¥ 699,913	¥ 730,333
Changes in the period
Cash dividends						(98,713)	(98,713)
Net income						58,955	58,955
Purchase of treasury stock
Disposal of treasury stock			3	3
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	3	3	—	(39,758)	(39,758)

Balance at the end of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,347	¥ 1,583,721	¥ 30,420	¥ 660,155	¥ 690,575

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2013	Treasury stock	Total
Balance at the beginning of the period	¥ (12,082)	¥ 4,639,865	¥ 1,140	¥ 4,641,005
Changes in the period
Cash dividends		(98,713)		(98,713)
Net income		58,955		58,955
Purchase of treasury stock	(332)	(332)		(332)
Disposal of treasury stock	7	10		10
Net changes in items other than stockholders’ equity in the period			257	257

Net changes in the period	(325)	(40,080)	257	(39,822)

Balance at the end of the period	¥ (12,407)	¥ 4,599,784	¥ 1,397	¥ 4,601,182

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2014	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,347	¥ 1,583,721	¥ 30,420	¥ 712,661	¥ 743,081
Changes in the period
Cash dividends						(91,656)	(91,656)
Net income						330,097	330,097
Purchase of treasury stock
Disposal of treasury stock			1	1
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	1	1	—	238,441	238,441

Balance at the end of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,349	¥ 1,583,723	¥ 30,420	¥ 951,103	¥ 981,523

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2014	Treasury stock	Total
Balance at the beginning of the period	¥ (12,566)	¥ 4,652,131	¥ 1,634	¥ 4,653,766
Changes in the period
Cash dividends		(91,656)		(91,656)
Net income		330,097		330,097
Purchase of treasury stock	(70)	(70)		(70)
Disposal of treasury stock	5	7		7
Net changes in items other than stockholders’ equity in the period			230	230

Net changes in the period	(64)	238,378	230	238,609

Balance at the end of the period	¥ (12,631)	¥ 4,890,510	¥ 1,864	¥ 4,892,375